UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 1-12804

MOBILE MINI, INC. 401(K) PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)
MOBILE MINI, INC.
(Name of the issuer of the securities held pursuant to the Plan)
7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Financial Statements
And
Supplemental Schedule
December 31, 2008 and 2007

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of
Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 23, 2009

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007

	2008	2007
Assets:

Investments at fair value	$8,806,722	$10,396,335
Participant loans	617,107	622,693

Total investments at fair value	9,423,829	11,019,028

Total assets	9,423,829	11,019,028
Liabilities:

Excess employee deferrals	(72,055)	(87,150)

Net assets available for benefits, at fair value	9,351,774	10,931,878
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	65,251	4,915

Net assets available for benefits	$9,417,025	$10,936,793

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2008

Additions to net assets attributed to:

Investment income (loss):
Net depreciation in fair value of investments	$(3,507,850)
Interest and dividends	201,859

Total investment income (loss)	(3,305,991)

Contributions:
Participant	1,497,521
Rollover contributions	1,083,969
Company discretionary contributions	200,378

Total contributions	2,781,868

Total additions, net	(524,123)

Deductions from net assets attributed to:
Benefits paid to participants	983,215
Administrative fees	12,430

Total deductions	995,645

Net decrease in net assets available for benefits	(1,519,768)
Net assets available for benefits:
Beginning of year	10,936,793

End of year	$9,417,025

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement
Note 1 — Plan Description
The following is only a general description of the Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2008, Participants have the ability to request loans, hardship withdrawals or in-service withdrawals from their vested account balances during quarterly blackout periods. Only funds from an active employee’s other investment options (not Mobile Mini stock in the Plan) can be used to provide the funds for the loan or withdrawal.
On June 27, 2008, the Company merged with Mobile Storage Group, Inc. (Merger). Participant contributions for the year ended December 31, 2008 includes rollover distributions from the Mobile Storage Group, Inc. 401(k) profit sharing plan which was closed in 2008.
Trustee The Plan has engaged Capital Bank & Trust (the “Trustee”) as Trustee to the Plan. The Plan has engaged American Funds Distributors, Inc., to provide recordkeeping, custodial and administrative services to the Plan, and all Plan assets are held in trust with the Trustee.
Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) one year of service; and (2) the completion of 1,000 hours of service in one year. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 699 and 638 active participants in the Plan as of December 31, 2008 and 2007, respectively.
Contributions Participants may contribute any percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company matches 25% of the first 4%, not to exceed 1% of gross compensation and $2,000 annually. At its sole discretion, the Company can make an additional discretionary profit sharing contribution to Participants who are employed by the Company on the last day of the plan year or have more than 500 hours of service for the plan year. There was no discretionary profit sharing contribution in 2008. Company contributions are invested directly in the Company’s common stock. The employees then have the right to diversify these investments. Participant and Company contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).
Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution and an allocation of the Company discretionary contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement (continued)
Note 1 — Plan Description (continued)
balance in each fund option. The Company discretionary contribution to date has been invested solely in common stock of the Plan Sponsor and is considered non-participant-directed.
As of December 31, 2008 and 2007, each Participant may elect to have his or her contributions invested in any one or any combination of nine investment funds. These funds include:
INVESCO Stable Value Fund which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
American Balanced Fund which seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.
EuroPacific Growth Fund which seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.
Investment Company of America Fund which seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.
Allianz Renaissance Fund which seeks long-term capital growth and current income.
Growth Fund of America which seeks long-term growth of capital through a diversified portfolio of common stocks.
Bond Fund of America which seeks the highest level of current income that is consistent with preservation of capital.
Oppenheimer Small Cap Value Fund which seeks capital appreciation.
Mobile Mini, Inc. Common Stock which invests in the common stock of Mobile Mini, Inc.
Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2008 and 2007, forfeited nonvested accounts totaled $952 and $12,316, respectively. During 2008 and 2007, $12,430 and $4,505, respectively, of forfeited nonvested accounts were used to pay administrative expenses.
Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2008, forfeited nonvested accounts were used to pay all Plan administrative and operating expenses.
Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2;

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement (continued)
Note 1 — Plan Description (continued)
and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the vested value of the Participant’s account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.
Loans to Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Participant loans as of December 31, 2008 and 2007 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2008, participant loans carried interest rates ranging from 5.0% to 9.25%, with maturities of 13 years or less. Principal and interest are paid ratably through payroll deductions.
Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.
In 2008 there was a partial plan termination that resulted from a reduction in the Company’s work force that represented over 20% of the Plan Participants.
Note 2 — Significant Accounting Policies
Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2008 and 2007 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2008. Actual results could differ from those estimates.
Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.
Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at year-end.
Investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement (continued)
Note 2 — Significant Accounting Policies (continued)
accompanying statement of net assets available for benefits. The Plan invests in fully benefit-responsive investment contracts held in the INVESCO Stable Value Fund. The INVESCO Stable Value Fund is a collective trust.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.
Benefits Benefits are recorded when paid.
New Accounting Pronouncement In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157) Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. See Note 3 for SFAS No. 157 disclosures.
Note 3 — Fair Value Measurements
SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following table assets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement (continued)
Note 3 — Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$—	$4,922,473	$—	$4,922,473
Collective trust	—	1,360,812	—	1,360,812
Mobile Mini, Inc. Common Stock Fund	2,523,437	—	—	2,523,437
Participant loans	—	—	617,107	617,107

Total investments at fair value	$2,523,437	$6,283,285	$617,107	$9,423,829

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008.

Level 3 Investments
Year Ended December 31, 2008
Balance, beginning of year	$622,693
Purchases, issuances and settlements	(5,586)

Balance, end of year	$617,107

Note 4 — Investments
Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2008 and 2007:

	2008		2007
INVESCO Stable Value Fund	$1,360,812	*	$700,894	*
American Balanced Fund	496,309	*	436,174
EuroPacific Growth Fund	1,179,016	*	1,848,268	*
Investment Company of America Fund	1,243,227	*	1,820,335	*
Growth Fund of America	1,461,486	*	2,209,060	*
Allianz Renaissance Fund	139,104		163,696
Oppenheimer Small Cap Value Fund	203,174		240,761
Bond Fund of America	200,157		159,824
Participant Loans	617,107	*	622,693	*

	6,900,392		8,201,705

Mobile Mini, Inc. Common Stock Fund:
Participant-directed	1,842,971		2,061,206
Non-participant-directed	680,466		756,117

Total Mobile Mini, Inc. Common Stock Fund	2,523,437	*	2,817,323	*

	$9,423,829		$11,019,028

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement (continued)
Note 4 — Investments (continued)
During 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $3,507,850 as follows:

2008
Mobile Mini, Inc. Common Stock Fund	$(662,903)
Mutual Funds	(2,844,947)

$(3,507,850)

All of the Plan’s investment funds are mutual funds except the Mobile Mini, Inc. Common Stock and INVESCO Stable Value Fund.
Note 5 — Non-participant-directed Investments
Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2008 is presented as follows:

2008
Changes in non-participant-directed net assets:
Investment income	$(187,426)
Benefits paid	(83,263)
Company discretionary contributions	200,378
Transfers to participant-directed investments	(5,340)

Decrease in net assets	(75,651)

Net assets invested in Mobile Mini, Inc Common Stock Fund:
Beginning of year	756,117

End of year	$680,466

Non-participant-directed investments consist of investments in the Company’s common stock. After the initial investment in the common stock by the Company, participants have the option of transferring their respective balance in the Company’s common stock to an investment option of their choosing.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statement (continued)
Note 6 — Excess Employee Deferrals
The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2008 and 2007 Plan years, and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2008 and 2007 and refunded in 2009 and 2008 was $72,055 and $87,150, respectively.
Note 7 — Tax Status of the Plan
The Plan is a standardized prototype plan developed by the Trustee of the Plan. The standardized prototype plan obtained its latest opinion letter on May 28, 2002, in which the Internal Revenue Service stated that the standardized prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The standardized prototype plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Note 8 — Parties in Interest
Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in the Company’s common stock. These transactions are considered exempt party-in-interest transactions. The entire 2008 employer discretionary contribution was invested in the Company’s common stock. The administrative fees of $12,430 for the 2008 Plan year are considered exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
As of December 31, 2008

		(c) Description of investment,
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	interest rate, collateral,			(e) Current
(a)	or similar party	par or maturity value		(d) Cost	Value

*	INVESCO	INVESCO Stable Value Fund	$	***	$1,360,812

*	American Funds	American Balanced Fund		***	496,309

*	American Funds	EuroPacific Growth Fund		***	1,179,016

*	American Funds	Investment Company of America Fund		***	1,243,227

*	American Funds	Growth Fund of America		***	1,461,486

*	Allianz	Allianz Renaissance Fund		***	139,104

*	Oppenheimer	Oppenheimer Small Cap Value Fund		***	203,174

*	American Funds	Bond Fund of America		***	200,157

**	Mobile Mini, Inc.	Common stock of plan sponsor		2,461,132	2,523,437

	Participant loans	Various rates of interest ranging from 5.0% to 9.25%, maturity dates through March 2021, and collateralized by the participant’s account balance.		-0-	617,107

					$9,423,829

*	- Indicates a party-in-interest to the Plan for which statutory exemptions exist.

**	- Investment qualifies as a party-in-interest to the Plan.

***	- Investments are participant directed, therefore disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. 401(K) PROFIT SHARING AND TRUST (Full Title of the Plan)
June 23, 2009	By:	/s/ Mark E. Funk
Mark E. Funk
Executive Vice President, Chief Financial Officer of Mobile Mini, Inc.